NYSE
AN ICE EXCHANGE

September 6, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.931% Notes due 2029, issued by B.A.T. International Finance p.l.c., guaranteed by British American Tobacco p.l.c., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

In addition, the New York Stock Exchange certifies its approval for listing and registration of the following securities of B.A.T Capital Corporation, guaranteed by, British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc. under the Exchange Act of 1934:

- 6.343% Notes due 2030
- 6.421% Notes due 2033
- 7.079% Notes due 2043
- 7.081% Notes due 2053

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com